

August 23, 2012

Via E-mail
Theodore A. Dosch
Executive Vice President and Chief Financial Officer
Anixter International, Inc.
2301 Patriot Blvd.
Glenview, IL 60026

> **Re:** **Anixter International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2011**
> **Filed February 27, 2012**
> **File No. 1-10212**

Dear Mr. Dosch:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Legal Proceedings, page 8

1. Please update us on your contacts with Syria, Sudan and Cuba since your letters to us of May 14, 2009 and June 8, 2009. As you know, Syria, Sudan and Cuba are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us about any contacts with these countries since your 2009 letters, including descriptions of past, current and anticipated contacts through affiliates, subsidiaries, distributors, resellers or other direct or indirect arrangements. Describe any services or products you have provided to Syria, Sudan and Cuba and describe any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by these governments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

Theodore A. Dosch
Anixter International, Inc.
August 23, 2012
Page 2

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance